GEMXX CORP.	2300 West Sahara Avenue Suite 800 Las Vegas, NV 89102

July 25, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Coleman
Liz Packebusch
Timothy S. Levenbegr

Re:	Gemxx Corp.
Offering Statement on Form 1-A
Filed June 28, 2022
File No. 024-11922

Dear Sir or Madam:

Gemxx Corp. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Jay Maull, Chief Executive Officer of the Company, dated July 20, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Offering Statement on Form 1-A filed June 28, 2022

The Company, page 14

1. For each material property please revise to include the information required by Item 1304 of Regulation S-K.

We have included the information required by Item 1304 of Regulation S-K.  The Attached Mineral Agreement Reports grant the company access to the resources located on the properties and the Province of Alberta Government legislates access for holders of Mineral Agreements.  The Alberta legislation along with the Mineral Agreements leased by the company grant access to the resource the company mines.  Access to the minerals will be negotiated with the land-owner or a Tribunal Committee will determine the compensation paid to the landowner for access as per Alberta legislation. A Land Agent has been engaged by the company to negotiate an Access Agreement with the land-owner.

The three properties are located at:

Northern Block A – Located at 50’33’15N 112’21’13W

Southern Block A – Located at 49'35'07N 112'51'42'W

Southern Block B - Located at 49'35'15N 112’51’57W

No work has begun on the properties.  All other information required per 1304 of Regulation S-K has been provided in the Offering Statement.

2. Please revise to describe your internal controls regarding your exploration and mineral resource and reserve estimation as required by Item 1305 of Regulation S-K.

The information included in the Offering Statement regarding the test hole program was provided by the previous owner of the Mineral Agreements.  The company has assumed the information is true and accurate.  The funds being raised will facilitate a National Instrument 43-101, a technical report that will be completed by an independent third party that specialises in completing such reports. When finished, the report is expected to confirm the results of the test hole program completed by the previous owner. The cost to facilitate this report is included in Use of Proceeds Mining Budget.

3. It appears that you are using exploration results in order to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability. For example you have included disclosure such as "the resource should generate the company $5MUSD per acre mined," "management estimates add-on revenues of up to $450,000 USD per acre mined," "with realistic growth projections, the company has more than 50 years of Ammolite resource reserves," and "the 3 acre per year mining operation will support annual sales of up to $15M USD and cost $1.8M USD." These estimates should not be based on exploration results alone, as noted under the definition of exploration results pursuant to Item 1300 of Regulation S-K, rather the estimates must be supported by a technical report summary that has been completed by a qualified person. Please revise to remove these statements or file a technical report summary as an exhibit to your filing.

These statements in question are internal estimates used by the company to determine viability of the project and are based on test hole results provided by the previous owner of the Mineral Agreement Reports.  As they have no material relevance to the Offering, they have been struck from the document.

General

4. We note that you include "risks related to our operations in China" in your bulleted list of risk factors at page 15. However, we could not locate a corresponding risk factor. Please consider whether more specific and prominent disclosures about the legal and operational risks associated with China-based companies may be appropriate. For instance, we note that you appear to derive a significant amount of your annual revenues from merchandise sales in Hong Kong. For additional guidance, please see the Division of Corporation Finance's publicly-available Sample Letter to China-Based Companies issued by the Staff in December 2021.

The Company has no significant sales or physical assets in China nor are there significant stakeholders from China.  As such we have removed from the document "risks related to our operations in China" in the bulleted list of risk factors at page 15.

Furthermore, we hereby confirm that we are qualified to offer our shares in the State of Florida, due to the Florida’s securities laws, FS §517.061.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jay Maull

Jay Maull